Microsoft Word 10.0.6612;
EX-99.770 Transactions effected pursuant to Rule 10f-3

Name of Fund:  Goldman Sachs Internet Tollkeeper Fund

Name of Underwriter Purchased From:

Name of Underwriting syndicate members:  Bear Stearns & Co., Inc, Credit
 Suisse First Boston Corporation,
Deutsche Bank Securities, Inc., Goldman, Sachs & Co., J.P.
 Morgan Securities, Inc., Merrill Lynch Pierce, Fenner
& Smith, Inc., UBS Securities, Inc., Wachovia Securities,
 Citadel Broadcasting Corporation

Name of Issuer:  Citadel Broadcasting Corporation

Title of Security:  Citadel Broadcasting Corporation

Date of First Offering:  02/11/04

Dollar Amount Purchased:  $6,004,437

Number of Shares Purchased:  316,023

Price Per Unit:  $19.00

Resolution approved:
   RESOLVED, that, in reliance upon the written report provided by Goldman, Sachs & Co. ("Goldman Sachs") to the
Trustees all purchases made during the calendar quarter ended March 31, 2004 for the fixed income, equity, money market and specialty Funds, on behalf of the Goldman Sachs Trust of instruments during the existence of underwriting or selling syndicates, under circumstances where Goldman Sachs or any of its affiliates is a principal underwriter of the instruments, were effected in compliance with the procedures adopted by the Trustees pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended; and

   FURTHER RESOLVED, that, in reliance upon the written report provided by Goldman, Sachs & Co. ("Goldman Sachs") to the Trustees all purchases made during the calendar quarter ended March 31, 2004, for the Funds, on behalf of the Variable Insurance Trust Funds of instruments during the existence of underwriting or selling syndicates, under circumstances where Goldman Sachs or any of its affiliates is a principal underwriter of the instruments, were effected in compliance with the procedures adopted by the Trustees pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended.